Edward D. McDevitt Telephone — (304) 347-1711 Facsimile — (304) 343-3058	February 29, 2008	E-Mail Address: emcdevitt@bowlesrice.com

Anne Nguyen Parker Branch Chief United States Securities & Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 7010 Washington, DC 20549-7010	VIA FEDERAL EXPRESS

Re:	Lodestar Mining, Incorporated. Amendment No. 2 to Registration Statement on Form S-1 (formerly Form SB-2) Filed May 30, 2007 File No. 333-143352

Dear Ms. Parker:

On behalf of Lodestar Mining, Incorporated (“Lodestar”), we hereby submit the following responses to your comment letter dated December 26, 2007.

1.	Since you have existed for a period of less than one fiscal year, please file an audited balance sheet as of within 135 days, as required by Item 310(a) of Regulation S-B.

Answer: Lodestar has included a the following financial statements audited by McElravy, Kinchen & Associates, P.C., an independent registered certified public accounting firm: audited balance sheets of Lodestar as of December 31, 2007 and 2006, the related statements of operations for the year ended December 31, 2007 and the period from October 31, 2006 (inception) through December 31, 2006 and 2007, statements of changes in stockholders’ equity (deficit) for the period October 31, 2006 (inception) through December 31, 2007, and statements of cash flow for the year ended December 31, 2007 and the period from October 31, 2006 (inception) through December 31, 2007.

2.	Please file as an exhibit the escrow agreement with the Central Bank of Lexington, Kentucky.

Anne Nguyen Parker
Branch Chief
United States Securities & Exchange Commission
February 29, 2008

Answer: Lodestar entered into an Escrow Agreement with National City Bank on February 5, 2008. A copy of the Escrow Agreement has been filed to the registration statement on Form S-1 as Exhibit 99.2. Because the fees to use National City Bank were less than that charged by Central Bank of Lexington, Lodestar elected to use National City Bank as its escrow agent.

3.	Please revise your Exhibit Index to include the legality opinion as Exhibit 5.1.

Answer: Lodestar has revised the Exhibit Index to include the legality opinion as Exhibit 5.1.

I have enclosed two black-lined copies of Amendment No. 2 to Form S-1 and two clean copies of Amendment No. 2 to Form S-1 to expedite your review.

If you have any questions, please feel free to contact me.

Very truly yours,

/s/ Edward D. McDevitt

Edward D. McDevitt

AJT/jam
Enclosures
cc: Ian McKinnon